Exhibit 99.1
PREDECESSOR FINANCIAL INFORMATION
QXO BUILDING PRODUCTS, INC.
For the Period from January 1, 2025 through April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of QXO, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive (loss) income, stockholders’ equity, and cash flows for the period from January 1, 2025 through April 28, 2025, and the related notes (collectively referred to as the “financial statements”) of QXO Building Products, Inc. (the “Company”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period from January 1, 2025 through April 28, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ DELOITTE & TOUCHE LLP
Tempe, Arizona
February 27, 2026
We have served as the Company's auditor since 2025.

Item 8. Financial Statements and Supplementary Data (as predecessor)
QXO BUILDING PRODUCTS, INC.
Consolidated Statements of Operations
(in millions)

Period from January 1, 2025 through April 28, 2025
Net sales	$2,694.6
Cost of products sold	2,029.8
Gross profit	664.8
Operating expense:
Selling, general and administrative	628.1
Depreciation	41.6
Amortization	30.1
Total operating expense	699.8
Loss from operations	(35.0)
Interest expense, net	(58.6)
Other income, net	2.7
Loss before benefit from income taxes	(90.9)
Benefit from income taxes	(19.0)
Net loss	$(71.9)
See accompanying notes to the consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Consolidated Statements of Comprehensive (Loss) Income
(in millions)

Period from January 1, 2025 through April 28, 2025
Net loss	$(71.9)
Other comprehensive income (loss):
Foreign currency translation adjustment	5.4
Unrealized loss due to change in fair value of derivative financial instruments, net of tax	(5.0)
Derivative financial instruments reclassified to earnings, net of tax	0.6
Total other comprehensive income	1.0
Comprehensive loss	$(70.9)
See accompanying notes to the consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Consolidated Statements of Stockholders’ Equity
(in millions)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount				Total
Balance as of January 1, 2025	61.5	$0.6	$1,264.4	$753.7	$(26.2)	$1,992.5
Issuance of common stock, net of shares withheld for taxes	0.7	—	8.2	—	—	8.2
Stock-based compensation	—	—	12.5	—	—	12.5
Other comprehensive income	—	—	—	—	1.0	1.0
Net loss	—	—	—	(71.9)	—	(71.9)
Balance as of April 28, 2025	62.2	$0.6	$1,285.1	$681.8	$(25.2)	$1,942.3

See accompanying notes to the consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Consolidated Statements of Cash Flows
(in millions)

Period from January 1, 2025 through April 28, 2025
Operating Activities
Net loss	$(71.9)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	71.7
Stock-based compensation	12.5
Certain interest expense and other financing costs	2.8
Gain on sale of fixed assets and other	(1.6)
Deferred income taxes	(18.9)
Changes in operating assets and liabilities:
Accounts receivable	(158.3)
Inventories	(314.2)
Vendor rebates receivable	174.1
Income tax receivable	(11.3)
Prepaid expenses and other current assets	(11.6)
Accounts payable and accrued expenses	213.1
Other assets and liabilities	2.4
Net cash used in operating activities	(111.2)

Investing Activities
Capital expenditures	(20.9)
Acquisition of business, net	(10.7)
Proceeds from sale of assets	2.0
Purchases of investments	(1.4)
Net cash used in investing activities	(31.0)

Financing Activities
Borrowings under revolving lines of credit	771.6
Payments under revolving lines of credit	(551.6)
Payments under term loan	(3.2)
Payments under equipment financing facilities and finance leases	(13.5)
Proceeds from employee stock purchase plan	3.4
Proceeds from issuance of common stock related to equity awards	18.7
Payment of taxes related to net share settlement of equity awards	(13.9)
Net cash provided by financing activities	211.5

Effect of exchange rate changes on cash and cash equivalents	0.3

Net increase in cash and cash equivalents	69.6
Cash and cash equivalents, beginning of period	74.3
Cash and cash equivalents, end of period	$143.9

Supplemental Cash Flow Information
Cash paid during the period for:
Interest	$46.5
Income taxes, net of refunds	$10.6
See accompanying notes to the consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Notes to the Consolidated Financial Statements
(in millions, except per share amounts or otherwise indicated)
1. Description of Business
Beacon Roofing Supply, Inc. (“Beacon”) was incorporated in the state of Delaware on July 16, 1997 and has been the leading specialty wholesale distributor of roofing and complementary building products, including waterproofing products, in North America.
Beacon has served customers in all 50 states throughout the United States (the “U.S.”) and seven provinces in Canada. Beacon’s material subsidiaries are Beacon Sales Acquisition, Inc. and Beacon Roofing Supply Canada Company (“BRSCC”).
On March 20, 2025, Beacon entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QXO, Inc. (“QXO”) and Queen MergerCo, Inc. (“Merger Sub” or the “Acquirer”), a wholly owned subsidiary of QXO, pursuant to which QXO agreed to acquire Beacon for a purchase price of $124.35 per share of Beacon’s common stock (the “Beacon Acquisition”). On April 29, 2025 (the “Closing Date”), QXO completed its acquisition of Beacon pursuant to the Merger Agreement in a transaction that valued Beacon at $10.6 billion. On the Closing Date, Merger Sub merged with and into Beacon (the “Merger”), with Beacon remaining as the surviving entity and being renamed QXO Building Products, Inc. (“QXO Building Products”). In connection with the Beacon Acquisition, all of Beacon’s outstanding common stock was cancelled.
Following the consummation of the Merger on the Closing Date, Beacon has been operated as a wholly owned subsidiary of QXO under its new name, QXO Building Products.
2. Summary of Significant Accounting Policies
Basis of Presentation
These financial statements are being included separately in this Annual Report on Form 10-K because QXO has determined that Beacon is the predecessor for financial reporting purposes. This determination was made as the legacy Beacon business now comprises substantially all of QXO and has significantly larger operations compared to QXO prior to the Beacon Acquisition. The Company also determined that the Beacon Acquisition represented a fundamental change in QXO’s operations.
The accompanying consolidated financial statements contain all adjustments necessary to state fairly the following:
•Beacon’s results of operations for the period from January 1, 2025 through the Closing Date; and
•Cash flows for the period from January 1, 2025 through the Closing Date.
All of the above financial information is presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
References to “the Company” in these financial statements refer to Beacon.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period.
Net Sales
Net sales represent the consideration the Company expects to be entitled to in exchange for transferring products to customers. Performance obligations are satisfied at a point in time, and net sales are recognized when control of the product transfers to the customer, which occurs when the customer accepts the delivery of our product or takes possession of our product with rights and rewards of ownership. Substantially all of the Company’s contracts have a single performance obligation—to deliver products—and are short-term in nature.
The Company does not provide extended payment terms, and payment is due shortly after control transfers. The Company generally does not require prepayments; however, to the extent customers make payments in advance of delivery, the Company records a liability.
Net sales are presented net of variable consideration, including estimated product returns, customer sales incentives (including volume rebates), and early payment discounts taken.
The Company estimates product returns based on historical return rates and records accrued sales returns and defers the related cost of products sold. Provisions for early payment discounts are accrued in the same period in which the sale occurs based on historical experience. Commissions paid to internal sales teams to obtain contracts are expensed as incurred because the related contracts have a duration of one year or less. Sales taxes collected from customers and remitted to governmental authorities are excluded from net sales.

The Company offers sales incentives to customers, primarily volume rebates based on achieving specified sales levels. These volume rebates are not in exchange for a distinct good or service and therefore reduce net sales when the related revenue is recognized. The Company estimates volume rebate accruals based on contract terms, historical experience, and performance levels.
Shipping and handling amounts billed to customers are included in net sales. Related shipping and handling costs are accounted for as fulfillment activities and are recognized in cost of products sold when control of the products transfers to the customer.
Stock-based Compensation
The Company recognizes stock-based compensation expense based on the equity award’s grant date fair value and estimates forfeitures at the time of grant with revisions to the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The Company grants restricted stock units (“RSUs”) subject to service-based vesting conditions that generally vest ratably over a three-year period or cliff vest on the third anniversary of the grant date with the fair value of the RSU awards established based on the market price of the common stock on the date of the grant and is amortized over the requisite service period. The Company also grants certain RSU awards to management that additionally may contain market or performance conditions that generally cliff vest on the third anniversary of the grant date. Market conditions, which are based on stock price, are incorporated into the grant date fair value of the management awards with market conditions using a Monte Carlo valuation model. Compensation expense for management awards with market conditions is recognized over the service period and is not reversed if the market condition is not met. For awards with performance conditions, the actual number of awards that will vest can range from 0% to 200% of the original grant amount, depending upon actual Company performance below or above the established performance metric targets. At each reporting date, the Company estimates performance in relation to the defined targets when determining the projected number of management awards with performance conditions that are expected to vest and calculating the related stock-based compensation expense. Management awards with performance conditions are amortized over the service period if, and to the extent that, it is determined that achievement of the performance condition is probable. If awards with market, performance and/or service conditions are forfeited due to failure to achieve performance conditions or failure to satisfy service conditions, any previously recognized expense for such awards is reversed.
The Company also grants non-qualified stock options that vest in in three annual installments over the three-year period following the grant date. The fair value of the non-qualified stock options are estimated using the Black-Scholes option-pricing model. The exercise price of option awards is set to equal the fair value of the Company’s common stock on the grant date.
Advertising Costs
Advertising costs are expensed as incurred.
Interest Income (Expense), Net
The following table presents the components of interest income (expense), net. Interest expense is primarily attributable to the Company’s 2026 Senior Notes, 2029 Senior Notes, 2030 Senior Notes, 2026 ABL and 2028 Term Loan.

(in millions)	Period from January 1, 2025 through April 28, 2025
Interest income	$0.1
Interest expense	(58.7)
Interest expense, net	$(58.6)
Financial Derivatives
The Company enters into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-rate and floating-rate debt. The interest rate swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. As of April 28, 2025, the Company has one interest rate swap designated as a cash flow hedge to manage interest rate risk associated with the variable rate on the Company’s 2028 Term Loan.
During the period from January 1, 2025 through April 28, 2025, the Company reclassified losses of $0.6 million out of accumulated other comprehensive income (loss) and to interest expense, net. The Company records any differences paid or received on its interest rate hedge to interest expense, net, within the consolidated statements of operations. The interest rate swap is included in prepaid expenses and other current assets when in an asset position or accrued expenses when in a liability position on the consolidated balance sheets.

The following table summarizes the amount of gain (loss) on the change in fair value of the designated interest rate swap recognized in other comprehensive income (loss):

(in millions)	Period from January 1, 2025 through April 28, 2025
Instrument
Designated interest rate swap	$(5.0)
Income Taxes
The Company accounts for income taxes using the liability method, which requires the recognition of a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.
ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on this guidance, the Company analyzes its filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. Tax benefits from uncertain tax positions are recognized if it is more likely than not that the position is sustainable based solely on its technical merits.
The Company’s accounting policy is to recognize any interest and penalties related to uncertain tax positions in (benefit from) provision for income taxes in the consolidated statements of operations.
3. Segment Reporting and Geographic Information
Segment Reporting
Operating segments are defined as components of an entity for which separate discrete financial information is available and regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM, the Chief Executive Officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as a single operating segment, which is the wholesale distribution of building materials.
The Company’s revenues for its single operating segment are derived from the sale of residential and non-residential roofing products, as well as complementary products, such as siding and waterproofing. The CODM evaluates performance for the Company’s single operating segment and decides how to allocate resources based on the Company’s consolidated net income that is reported on the consolidated statements of operations as net income (loss). These results are used to assess segment performance and determine the compensation of certain employees.
The operating segment financial information regularly reviewed by the CODM, inclusive of assets, revenue, expenses, profit or loss, and noncash items are presented on a consolidated basis. There are no additional segment expense categories regularly provided to the CODM. Other segment items included in consolidated net income are depreciation, amortization, interest expense, net, loss on debt extinguishment, other income, net, and provision for (benefit from) income taxes, which are reflected on the consolidated statements of operations.

The following table presents information regarding the components of revenue, significant segment expenses and consolidated net loss representative of the significant categories regularly provided to the CODM when managing the Company’s one operating segment:

(in millions)	Period from January 1, 2025 through April 28, 2025
Net sales:
Residential roofing products	$1,316.7
Non-residential roofing products	711.4
Complementary building products	666.5
Total net sales	$2,694.6
Less:
Cost of products sold	$2,029.8
Selling, general and administrative expenses(1)	615.6
Stock-based compensation	12.5
Other segment items	108.6
Net loss	$(71.9)

(1) Excludes stock-based compensation.
Geographic Information
Net sales in the U.S. accounted for approximately 97% of total net sales for all periods presented on the consolidated statements of operations. The CODM does not review geographic asset information when assessing performance or allocating resources.
4. Stock-based Compensation
On April 1, 2024, the Company’s Board of Directors (the “Board”) approved the Beacon Roofing Supply, Inc., 2024 Stock Plan (the “2024 Plan”), subject to stockholder approval, which was subsequently obtained on May 15, 2024 in conjunction with the 2024 Annual Meeting of Stockholders. Upon approval, the 2024 Plan succeeded the Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan (the “Prior Plan”) and is the only plan of the Company pursuant to which stock-based awards are currently granted. The 2024 Plan provides for discretionary grants of stock options, stock awards, stock unit awards, and stock appreciation rights (“SARs”) for up to 6,200,000 shares of common stock to key employees and non-employee directors. Stock options and SARs granted under the 2024 Plan, or granted under the Prior Plan after March 6, 2024, will reduce the number of available shares by one share for every share subject to the stock option or SAR, and stock awards and stock unit awards granted under the 2024 Plan, or granted under the Prior Plan after March 6, 2024, will reduce the number of available shares by 2.25 shares for every one share delivered. If (i) there is a lapse, forfeiture, expiration, termination, or cancellation of any award for any reason under the 2024 Plan, or under the Prior Plan after March 6, 2024, or (ii) shares subject to a stock award or a stock unit award under the 2024 Plan, or under the Prior Plan after March 6, 2024, are delivered or withheld as payment of any withholding taxes, then in each case such shares will again be available for issuance under the 2024 Plan, to be added back in the same multiple as described in the preceding sentence. Any shares delivered or withheld as payment for the exercise price of a stock option or of any withholding taxes with respect to such stock options or SARs will not be available for issuance pursuant to subsequent awards. As of April 28, 2025, there were 6.0 million shares of common stock available for issuance pursuant to the 2024 Plan.
All unvested employee equity awards contain a “double trigger” change in control mechanism to the extent such employee equity award is continued or assumed after a change in control. If an award is not continued or assumed by a public company in an equitable manner, it will vest immediately prior to a change in control (at 100% payout with respect to a performance-based restricted stock unit award and at 100% of the award then earned but not vested with respect to a restricted stock unit award with market conditions). If an award is so continued or assumed, vesting will continue in accordance with the terms of the award (based on actual performance with respect to a performance-based restricted stock unit award subject to completed annual performance periods and at 100% payout for any in-progress annual performance periods) unless there is a qualifying termination (without cause or for good reason) within one-year following the change in control, in which event the award shall become vested immediately.
In accordance with the terms of the Merger Agreement, the outstanding Company equity awards held by the Company’s employees were converted into corresponding QXO equity awards (and, with respect to each performance-based restricted stock unit award, with the performance-based vesting condition deemed satisfied at target and being converted into an award of QXO RSUs for which vesting is solely based on service-based conditions), in each case, based on the Equity Award Conversion Amount (as defined in the Merger Agreement). Such QXO equity awards remain subject to the same vesting terms as the original Company equity awards (excluding performance conditions), including accelerated vesting upon certain qualifying terminations of employment without cause or good reason. Such accelerated vesting is “double-trigger” (i.e., it is contingent upon a termination of employment without cause or resignation for good reason within one year after the Merger was consummated.)
Stock Options
There were no stock options granted during the period from January 1, 2025 through April 28, 2025. The following table summarizes all stock option activity for the period from January 1, 2025 through April 28, 2025:

(in millions, except per share amounts and time periods)	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(1)
Balance at beginning of period	0.9	$47.54	5.6	$51.2
Exercised	(0.4)	44.66
Forfeited	—	78.04
Balance at end of period	0.5	$49.57	5.7	$39.0
Vested and expected to vest after April 28, 2025	0.5	$49.20	5.7	$38.8
Exercisable as of April 28, 2025	0.4	$42.54	5.1	$34.5

(1) Aggregate intrinsic value represents the difference between the closing fair value of the underlying common stock and the exercise price of outstanding, in-the-money options on the date of measurement.

As of April 28, 2025, there was $3.0 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.4 years.
The following table summarizes additional information on stock options for the periods presented:

(in millions, except per shares amounts)	Period from January 1, 2025 through April 28, 2025
Total grant date fair value of stock options vested	$4.0
Total intrinsic value of stock options exercised	$32.6
Restricted Stock Units
The following table summarizes all RSU activity for the period from January 1, 2025 through April 28, 2025:

(in millions, except grant date fair value amounts)	RSUs Outstanding	Weighted-Average Grant Date Fair Value
Balance at beginning of period	1.2	$62.91
Granted	0.3	$119.90
Vested	(0.3)	$60.88
Forfeited	—	$76.71
Balance at end of period	1.2	$78.87
As of April 28, 2025, there was $51.7 million of total unrecognized compensation expense related to unvested RSUs (including unrecognized expense for RSUs with performance conditions at their estimated value as of April 28, 2025), which is expected to be recognized over a weighted-average period of 2.2 years.
The following table summarizes additional information regarding RSUs for the periods presented:

(in millions, except per share amounts)	Period from January 1, 2025 through April 28, 2025
Weighted-average fair value per share of RSUs granted	$119.90
Total grant date fair value of RSUs vested	$20.5
Total intrinsic value of RSUs released	$39.4

Employee Stock Purchase Plan
On March 20, 2023, the Board adopted the Company’s 2023 Employee Stock Purchase Plan (the “ESPP”), subject to stockholder approval, which was subsequently obtained on May 17, 2023 in conjunction with the 2023 Annual Meeting of Stockholders. The ESPP allows eligible employees to acquire shares of the Company’s common stock through payroll deductions over six-month offering periods. The purchase price per share is equal to 85% of the lesser of (1) the fair market value of a share of the Company’s common stock on the offering date, defined as the first trading day of the offering period, or (2) the fair market value of a share of the Company’s common stock on the purchase date, defined as the last trading day of the offering period; provided that the purchase price is not less than the $0.01 par value per share of the common stock. Participant purchases are limited to a maximum of $12,500 worth of stock per offering period (or $25,000 per calendar year). The Company is authorized to grant up to 1,000,000 shares of its common stock under the ESPP.
Pursuant to the Merger Agreement, QXO formally requested that the Company terminate the ESPP. Accordingly, the Company terminated the ESPP effective as of April 23, 2025, with the final purchase of Company common stock under the ESPP occurring on such date. There were 39,265 shares purchased under the ESPP on April 23, 2025.
Stock-Based Compensation Expense
Stock-based compensation expense is included within selling, general and administrative expenses in the consolidated statements of operations. The Company recognized stock-based compensation expense as follows:

(in millions)	Period from January 1, 2025 through April 28, 2025
Stock options	$1.1
RSUs	9.8
ESPP shares	1.6
Total stock-based compensation expense	$12.5
5. Leases
The Company primarily operates in leased facilities, which are accounted for as operating leases. The real estate leases expire between 2025 and 2037. The Company also leases equipment such as trucks and forklifts. Equipment leases are accounted for as either operating or finance leases. The equipment leases expire between 2025 and 2032.
The following table summarizes components of lease costs recognized in the consolidated statements of operations:

(in millions)	Period from January 1, 2025 through April 28, 2025
Operating lease costs	$53.5
Finance lease costs:
Amortization of right-of-use assets	14.7
Interest on lease obligations	3.8
Variable lease costs	5.7
Total lease costs	$77.7

The following table presents supplemental cash flow information related to the Company’s leases:

(in millions)	Period from January 1, 2025 through April 28, 2025
Cash paid for amounts included in measurement of lease obligations:
Operating cash outflows from operating leases	$51.5
Operating cash outflows from finance leases	$3.6
Financing cash outflows from finance leases	$13.5
Right-of-use assets obtained in exchange for new finance lease liabilities	$21.4
Right-of-use assets obtained in exchange for new operating lease liabilities	$40.7
As of April 28, 2025, the Company’s operating leases had a weighted-average remaining lease term of 6.2 years and a weighted-average discount rate of 6.22%, and the Company’s finance leases had a weighted-average remaining lease term of 4.4 years and a weighted-average discount rate of 6.48%.
6. Commitments and Contingencies
Various legal claims arise from time to time in the normal course of business. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.
The Company believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable, and does not believe that the ultimate resolution of any matters to which it is presently a party will have a material adverse effect on the Company’s results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.
In addition, the Company has received certain demand letters from stockholders pertaining to disclosures made by the Company in connection with the Beacon Acquisition, which the Company does not believe are material, individually or in the aggregate.
7. Income Taxes
The following table summarizes the components of the Company’s benefit from income taxes:

(in millions)	Period from January 1, 2025 through April 28, 2025
Current:
Federal	$(0.2)
Foreign	(0.4)
State	0.4
Total current taxes	(0.2)

Deferred:
Federal	(15.0)
Foreign	—
State	(3.8)
Total deferred taxes	(18.8)
Benefit from income taxes	$(19.0)

The following table is a reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate for the periods presented:

Period from January 1, 2025 through April 28, 2025
U.S. federal income taxes at statutory rate	21.0%
State income taxes, net of federal benefit	3.3%
Share-based payments	10.0%
Section 162(m) limitation	(2.8)%
Non-deductible transaction costs	(10.2)%
Non-deductible meals and entertainment	(0.7)%
Other	0.3%
Effective tax rate	20.9%
The Company’s non-domestic subsidiary, BRSCC, is treated as a controlled foreign corporation. On August 1, 2024, BRSCC acquired SSR which was also treated as a controlled foreign corporation. SSR amalgamated into BRSCC effective December 31, 2024. BRSCC’s taxable income, which reflects all of the Company’s Canadian operations, is being taxed only in Canada and would generally be taxed in the U.S. only upon an actual or deemed distribution. The Company expects that BRSCC’s earnings will be indefinitely reinvested for the foreseeable future; therefore, no U.S. deferred tax asset or liability for the differences between the book basis and the tax basis of BRSCC has been recorded as of April 28, 2025. Under the Tax Cuts and Jobs Act enacted in December 2017, future distributions from foreign subsidiaries will generally be subject to a federal dividends received deduction in the U.S. Should the earnings be remitted as dividends, the Company may be subject to additional foreign withholding and state income taxes. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings.
As of April 28, 2025, there were no uncertain tax positions which, if recognized, would affect the Company’s effective tax rate.
The Company has operations in 50 U.S. states and seven provinces in Canada. The Company is currently not under any income tax audit. The Company is no longer subject to U.S. federal income tax examinations for any fiscal years ended on or before December 31, 2021. For the majority of states, the Company is also no longer subject to tax examinations for any fiscal years ended on or before December 31, 2021. In Canada, the Company is no longer subject to federal or provincial tax examinations for any fiscal years ended on or before December 31, 2021.